SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act 1934

Report on Form 6-K for the month of June 2006

Hellenic Telecommunications Organization S.A.

(Translation of Registrant's name into English)

99 Kifissias Avenue

GR 15181 Amaroussion

Athens, Greece

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No ____

Enclosures:

1. Press release dated: July 6, 2006

                              HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

repeated 54th  annual general assembly of shareholders –

Invitation for the second repeated 54th general assembly of shareholders

ATHENS, Greece – July 6, 2006 – Hellenic Telecommunications Organization SA (ASE: HTO, NYSE: OTE), the Greek full-service telecommunications provider, announces that its Repeated 54th Annual General Assembly of Shareholders, was not held due to lack of quorum, and will be held again, in accordance with the provisions of the Greek Law, on July 18, 2006. The invitation is as follows:

HELLENIC TELECOMMUNICATIONS ORGANIZATION SA (OTE SA)

THE SHAREHOLDERS OF THE HELLENIC TELECOMMUNICATIONS ORGANIZATION SA

(REGISTRATION NUMBER 347/06/B/86/10) ARE HEREBY INVITED TO THE SECOND REPEATED FIFTY-FOURTH (54th) ORDINARY GENERAL ASSEMBLY

(FISCAL YEAR 1/1/2005 – 31/12/2005)

Pursuant to the Law and the Articles of Association and following resolution no 2754 of the Board of Directors, dated 22/06/2006 (agenda item 3), the Shareholders of the Hellenic Telecommunications Organization SA are hereby invited to the 2nd Repeated fifty-fourth (54th) Ordinary General Assembly, on July 18, 2006, at 16:00 hours, at the company’s headquarters (99, Kifissias Ave – Athens), in order to discuss and decide upon the following:

1.

Cancellation of 432,490 own shares following the three-year period since their acquisition with subsequent reduction of share capital (article 5 of the Company’s Articles of Association) by an amount equal to the one of the shares cancelled, as per Article 16, para. 12 of Codified Law 2190/1920; transfer of the purchase proceeds to extraordinary reserves,

2.

Approval of Amendments to the following Articles of Association: 5 (Share Capital), 25 (Absolute Chorum and Majority) and 33 (Profits Distribution), which following the amendments and remuneration approved by the 54th Annual General Assembly of Shareholders Meeting of June 22, 2006, are numbered 5, 24 and 32, respectively. Codification of the Articles of Association.

3.

Authorization of the Board of Directors to increase the company’s share capital or issue new shares, bond loans for amounts equal to the said share capital, as it was on the day of the said resolution of the General Assembly, within five (5) years from a related resolution of the General Assembly, pursuant to Article 13, para. 1, intent b), in conjunction with Article 3a, para. 1, intent b) of the Codified Law 2190/1920, in conjunction with the appropriate provisions of the Articles of Association.

4.

Miscellaneous announcements

In order to participate, in person or by proxy, in the said Ordinary General Assembly, Shareholders must have seen to the following:

—

If they have converted their OTE shares into book entry form, but the said shares are not on their Depository Account, Shareholders must obtain from their Depository Participant certification evidencing ownership of shares (which will not be tradable until conclusion of this General Assembly) and deposit such certification with the OTE Share Registration Office (1st floor, 15, Stadiou Street – Athens) at least five (5) full days prior to the appointed date and time of the General Assembly

—

If they have converted their OTE shares into book entry form, and the said shares are on their Depository Account, Shareholders must obtain from the Central Securities Depository Office SA certification evidencing ownership of shares (which will not be tradable until conclusion of this General Assembly) and deposit such certification as well as a duly authorized proxy form, with the OTE Share Registration Office (1st floor, 15, Stadiou Street – Athens) at least five (5) full days prior to the appointed date and time of the General Assembly

—

If they have not converted their shares into book entry form, they must deposit their share certificates with any bank in Greece or abroad, or the Consignations and Loans Fund, or OTE’s Treasury (99, Kifissias Ave. – Maroussi), or OTE Share Registration Office (1st floor, 15, Stadiou Street – Athens) at least five (5) full days prior to the appointed date and time for the Ordinary General Assembly.  By the same deadline, Shareholders must also have deposited their Share Depository Receipts as well as the proxy form with the OTE Share Registration Office, at 15, Stadiou Street – Athens.

MAROUSI, 06/07/2006

P. VOURLOUMIS

CHAIRMAN OF THE BOARD – CEO

About OTE

OTE Group is Greece's leading telecommunications organization and one of the pre-eminent players in Southeastern Europe, providing top-quality products and services to its customers.

Apart from serving as a full service telecommunications group in the Greek telecoms market, OTE Group has also expanded during the last decade its geographical footprint throughout South East Europe, acquiring stakes in the incumbent telecommunications companies of Romania, Serbia and Armenia, and establishing mobile operations in Albania, Bulgaria, the Former Yugoslav Republic of Macedonia and most recently in Romania.  At present, companies in which OTE Group has an equity interest employ over 35,000 people in seven countries, and our portfolio of solutions ranges from fixed and mobile telephony to Internet applications, satellite, maritime communications and consultancy services.

Listed on the Athens Stock Exchange, the company trades under the ticker HTO as well as on the New York Stock Exchange under the ticker OTE. In the U.S., OTE’s American Depository Receipts (ADR’s) represents ½ ordinary share.

Additional Information is also available on http://www.ote.gr.

Contacts:

OTE:

Dimitris Tzelepis- Head of Investor Relations

Tel: +30 210 611 1574, Email: dtzelepis@ote.gr

Nektarios Papagiannakopoulos - Senior financial analyst, Investor Relations

Tel: +30 210 611 7593, Email:  npapagiannakopoulos@ote.gr

Daria Kozanoglou - Communications Officer, Investor Relations

Tel: +30 210 611 1121, Email: nkozanoglou@ote.gr

Marilee Diamanti - IR Coordinator

Tel: +30 210 611 5070, Email: mdiamant@ote.gr

Christina Hadjigeorgiou - Financial Analyst

Tel: +30 210 611 1428, Email: cchatzigeo@ote.gr

Forward-looking statement

Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect the Company's future financial results are discussed more fully in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC"), including the Company's Annual Report on Form 20-F for 2005 filed with the SEC on June 29, 2006. OTE assumes no obligation to update information in this release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hellenic Telecommunications Organization S.A.

Date: July 6, 2006

By: /s/ Iordanis Aivazis

-----------------------------------------

Name: Iordanis Aivazis

Title: Chief Financial Officer

End of Filing